Afya Limited Third Quarter and Nine Months 2024 Financial Results

Impressive Adjusted EBITDA Margin Expansion

Robust EPS Expansion

Expressive Cash Generation

Nova Lima, Brazil November 13, 2024 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, reported today financial and operating results for the three and nine-month periods ended September 30, 2024 (third quarter 2024). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

Third Quarter 2024 Highlights

▪	3Q24 Net Revenue increased 16.3% YoY to R$841.2 million. Net Revenue excluding acquisitions grew 11.8%, reaching R$808.8 million.
▪	3Q24 Adjusted EBITDA increased 25.0% YoY reaching R$347.9 million, with an Adjusted EBITDA Margin of 41.4%. Adjusted EBITDA Margin increased 290 bps YoY. Adjusted EBITDA excluding acquisitions grew 18.2%, reaching R$328.9 million, with an Adjusted EBITDA Margin of 40.7%.
▪	3Q24 Net Income increased 26.4% YoY, reaching R$124.1 million, and Adjusted Net Income increased 28.8% YoY, reaching R$165.4 million. Adjusted EPS growth was 29.9% in the same period.

Nine Months 2024 Highlights

▪	9M24 Net Revenue increased 14.4% YoY to R$2,455.3 million. Net Revenue excluding acquisitions grew 12.9%, reaching R$2,422.9 million.
▪	9M24 Adjusted EBITDA increased 24.3% YoY reaching R$1,089.6 million, with an Adjusted EBITDA Margin of 44.4%. Adjusted EBITDA Margin increased 350 bps YoY. Adjusted EBITDA excluding acquisitions grew 22.1%, reaching R$1,070.6 million, with an Adjusted EBITDA Margin of 44.2%.
▪	9M24 Net Income increased 63.0% YoY, reaching R$494.6 million, and Adjusted Net Income increased 46.9% YoY, reaching R$626.7 million. Adjusted EPS growth was 48.7% in the same period.
▪	Operating Cash Conversion ratio of 109.7%, with a solid cash position of R$836.9 million.
▪	~326 thousand users in Afya’s ecosystem.

Table 1: Financial Highlights
	Three months period ended September 30,					Nine months period ended September 30,
(in thousand of R$)	2024	2024 Ex Acquisitions*	2023	% Chg	% Chg Ex Acquisitions	2024	2024 Ex Acquisitions*	2023	% Chg	% Chg Ex Acquisitions
(a) Net Revenue	841,185	808,763	723,479	16.3%	11.8%	2,455,314	2,422,892	2,146,047	14.4%	12.9%
(b) Adjusted EBITDA [2]	347,949	328,924	278,393	25.0%	18.2%	1,089,628	1,070,603	876,766	24.3%	22.1%
(c) = (b)/(a) Adjusted EBITDA Margin	41.4%	40.7%	38.5%	290 bps	220 bps	44.4%	44.2%	40.9%	350 bps	330 bps
Net income	124,142	-	98,220	26.4%	-	494,641	-	303,530	63.0%	-
Adjusted Net income	165,372	-	128,393	28.8%	-	626,683	-	426,675	46.9%	-
*For the three months period ended September 30, 2024, "2024 Ex Acquisitions" excludes: UNIDOM (July to September, 2024; Closing of UNIDOM was in July 2024).
*For the nine months period ended September 30, 2024, "2024 Ex Acquisitions" excludes: UNIDOM (July to September, 2024; Closing of UNIDOM was in July 2024).
(2) See more information on "Non-GAAP Financial Measures" (Item 08).

Message from Management

We are pleased to announce another quarter of solid results, marked by strong cash generation, consistent margin expansion, and progress in our strategic initiatives. This performance underscores the differentials of Afya’s business model centered on the entire physician career and the successful execution of our growth strategy, as we continue advancing our mission to integrate education and digital solutions for the medical journey, enhancing training, updating, assertiveness, productivity, and physicians' connections with the healthcare ecosystem.

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Our EBITDA margin expansion was largely supported by the integration of UNIMA and FCM Jaboatão delivered in 4Q23, the ramp-up of the four Mais Médicos campuses launched in 3Q22, restructuring efforts within the Continuing Education and Medical Practice Solutions, and improved cost management in Selling, General, and Administrative expenses.

This quarter, we completed the acquisition of Unidom adding 300 medical seats, strengthening our presence in Salvador, one of Brazil’s largest cities. Through dedicated efforts, we achieved a robust medical students’ intake at Unidom with more than 300 students enrolled in the 2nd half just one month after the acquisition, reinforcing the impact of our ecosystem and brand recognition throughout the country.

Additionally, we received authorization from Brazil’s Ministry of Education (“MEC”), to increase 80 medical seats at UNIMA and the reconsideration of 10 medical seats at Unigranrio in Rio de Janeiro, bringing our total approved seats across all campuses to 3,593. These expansions are aligned with our commitment to providing access to quality medical education and meeting the demand for healthcare professionals.

During our Afya Day event in October, we also announced a projected 5.1% increase in tuition fees for new students in 2025, above inflation expectations for 2024, which reflect the continued strength of our value proposition and the recognition of our brand.

For the nine-month period, Net Revenue increased across all three segments. For Medical Practice Solutions we have seen a robust 15% increase in Net Revenue compared to the nine-month period of the prior year. Reaffirming the immense potential of our Solutions.

For our Undergrad segment, Net Revenue grew by 14% when compared to the same period last year. Mainly supported by medical tickets increasing above inflation, the maturation of the medical seats, in addition to the acquisition of Unidom and increase of medical seats approved. Afya has concluded a very successful intake process in 2024 with more than 6 candidates per seat considering all 32 campuses reflecting the strengthening of Afya’s brand recognition and reputation among the medical community.

In our Continuing Education segment, we are also proud to see another year of organic growth. Net Revenue increased over 10% in the nine-month period. Through a robust intake process, with the establishment of four new campuses in 2024 alone, we can see once more, our students, employees, and partners benefit from our constantly developing ecosystem.

It is worth mentioning that our ecosystem has reached today 326 thousand active users, adopting at least one of Afya’s solutions. This achievement is complemented by a high level of satisfaction, reflecting the strong recognition and trust in Afya’s brand and its ecosystem

Our commitment to high-quality education and comprehensive support for healthcare professionals remains at the core of our mission. Afya’s focus on operational excellence, strategic expansions, and sustainable growth positions us for continued success. We remain steadfast in our vision to transform health together with those who have medicine as a vocation, leveraging our ecosystem to create long-lasting value for all stakeholders.

1.	Key Events in the Quarter:
▪	On July 1, 2024, Afya Participações announced the closing of its acquisition of 100% of the total share capital of Unidom Participações S.A. (“Unidom”) which encompasses Unidompedro and Faculdade Dom Luiz, both located in the State of Bahia with operations in the cities of Salvador, Luis Eduardo Magalhães, Barreiras and Ribeira do Pombal.

The acquisition contributes 300 operational medical school seats to Afya in Salvador, one of Brazil's largest cities. The authorization request for these 300 seats was made to MEC before the Mais Médicos´ Law was enacted and MEC concluded its analysis and issued Ordinance 630/2020 ("Ordinance") in 2020 to partially authorize the operation considering 125 medical seats. In 2021, as a result of a judicial order, MEC reviewed the Ordinance to authorize the 300 seats initially requested by Unidompedro. Said decision was confirmed by a judgment in 2023. Currently, Unidompedro has 300 seats authorized, of which 125 are final and 175 are subject to a final conclusion of the aforementioned court proceedings.

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The aggregate purchase price (enterprise value) was R$660.0 million, and the estimated Net Debt was deducted from the down payment.

The price and payment conditions are:

•	R$347.8 million, deducted from the estimated Net Debt, was paid in cash at closing.
•	R$312.2 million will be paid in up to 10 annual installments of R$31.2 million, adjusted by the CDI (Interbank Certificate of Deposit) rate.

Afya expects an EV/EBITDA of 4.2x at maturity and post-synergies (2027).

▪	On July 12, 2024, the Secretary of Regulation and Supervision of Higher Education of MEC authorized the increase of 80 medical school seats of UNIMA, located in the city of Maceió, State of Alagoas, which will result in an additional payment of R$1.25 million per increased medical school seat, updated by IPCA since January 2, 2023 until the payment date to the selling shareholders of DelRey. With this authorization, Afya reaches 220 medical school seats on this campus.
▪	On August 30, 2024, has received the total disbursement of R$500.0 million under the loan agreement with International Finance Corporation ("IFC") to finance its expansion program, through acquisitions. The financing is IFC’s first sustainability-linked loan based on social targets in the education sector. The pricing of IFC’s loan will be linked to Afya reaching performance target levels in selected social key performance indicators encompassing free medical consultations for the community and quality of education according to Brazil’s Ministry of Education criteria (“Sustainability KPIs”). According to the financing terms, the loan shall be repaid in seven equal semi-annual installments starting in April 2027. The interest rate is the Brazilian CDI rate plus 1.2%, and it may be reduced by 15 bps if the Sustainability KPIs are achieved.
▪	On September 6, 2024, Afya Participações announced that following the conclusion of an administrative procedure, MEC has granted the request for reconsideration submitted by Unigranrio. Per the e-MEC portal, Unigranrio reestablished 10 medical seats in the city of Rio de Janeiro, reaching 318 medical seats across both Unigranrio campuses, contributing to Afya´s 3,593 total approved medical seats.

2.	2024 Guidance

Afya reaffirms the Guidance FY2024, which was updated upward at the end of 2Q24 to encompass the acquisition of Unidom, the authorization of 80 seats in UNIMA, and the performance of the first semester.

Guidance for 2024
Net Revenue [1]	R$ 3,225 mn ≤ ∆ ≤ R$ 3,325 mn
Adjusted EBITDA	R$ 1,375 mn ≤ ∆ ≤ R$ 1,475 mn
CAPEX [2]	R$ 220 mn ≤ ∆ ≤ R$ 260 mn
(1) Excludes any acquisition that may be concluded after the issuance of the guidance, notably, the Unidom acquisition was included in the guidance provided
(2) The 2024 Capex guidance does not encompass the earn-out payment in the amount of R$49.6 million related to the 40-seat increase at Faculdades Integradas Padrão (FIP Guanambi), and also excludes the earn-out payment due to UNIMA Alagoas for the 80-seat increase in July 2024.

3.	3Q24 Overview

Segment Information

The Company has three reportable segments as follows:

Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

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Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

Medical Practice solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

Key Revenue Drivers – Undergraduate Programs

Table 2: Key Revenue Drivers	Nine months period ended September 30
	2024	2023	% Chg
Undergrad Programs
MEDICAL SCHOOL
Approved Seats	3,593	3,163	13.6%
Operating Seats [1]	3,543	3,113	13.8%
Total Students (end of period)	24,234	21,556	12.4%
Average Total Students	23,168	21,056	10.0%
Average Total Students (ex-Acquisitions)*	22,782	21,056	8.2%
Net Revenue (Total - R$ '000)	1,852,742	1,607,217	15.3%
Net Revenue (ex- Acquisitions* - R$ '000)	1,822,157	1,607,217	13.4%
Medical School Net Avg. Ticket (ex- Acquisitions* - R$/month)	8,887	8,481	4.8%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	25,950	21,564	20.3%
Average Total Students	25,028	21,447	16.7%
Average Total Students (ex-Acquisitions)*	24,810	21,447	15.7%
Net Revenue (Total - R$ '000)	170,520	151,833	12.3%
Net Revenue (ex- Acquisitions* - R$ '000)	169,733	151,833	11.8%
OTHER EX- HEALTH UNDERGRADUATE
Total Students (end of period)	27,855	24,286	14.7%
Average Total Students	27,745	24,625	12.7%
Average Total Students (ex-Acquisitions)*	27,302	24,625	10.9%
Net Revenue (Total - R$ '000)	132,633	124,038	6.9%
Net Revenue (ex- Acquisitions* - R$ '000)	131,583	124,038	6.1%
Total Net Revenue
Net Revenue (Total - R$ '000)	2,155,895	1,883,089	14.5%
Net Revenue (ex- Acquisitions* - R$ '000)	2,123,473	1,883,089	12.8%
*For the nine months period ended September 30, 2024, "2024 Ex Acquisitions" excludes: UNIDOM (July to September, 2024; Closing of UNIDOM was in July 2024).
(1) The difference between approved and operating seats is 'Cametá'. A campus for which we already have the license but haven't started operations.

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Key Revenue Drivers – Continuing Education

Table 3: Key Revenue Drivers	Nine months period ended September 30
	2024	2023	% Chg
Continuing Education [1]
Total Studends (end of period)
Residency Journey - Business to Physicians B2P [2]	15,678	10,325	51.8%
Graduate Journey - Business to Physicians B2P	7,293	7,063	3.3%
Other Courses - B2P and Business to Business Offerings	29,780	24,385	22.1%
Total Students (end of period)	52,751	41,773	26.3%
Net Revenue (R$ '000)
Business to Physicians - B2P	175,002	153,792	13.8%
Business to Business - B2B	12,730	16,216	-21.5%
Total Net Revenue	187,731	170,010	10.4%
(1) The figure above does not contemplate intercompany transactions
(2) 'Content & Technology for Medical Education' which had been reported in 'Digital Services' table, has been reclassified to 'Continuing Education'

Key Revenue – Medical Practice Solutions

Table 4: Key Revenue Drivers	Nine months period ended September 30
	2024	2023	% Chg
Medical Practice Solutions [1]
Active Payers (end of period)
Clinical Decision	166,780	150,796	10.6%
Clinical Management	33,503	29,281	14.4%
Total Active Payers (end of period)	200,283	180,077	11.2%
Monthly Active Users (MaU)
Total Monthly Active Users (MaU) - Digital Services [2]	248,775	259,259	-4.0%
Net Revenue (R$ '000)
Business to Physicians - B2P	99,707	88,485	12.7%
Business to Business - B2B	17,583	13,803	27.4%
Total Net Revenue	117,290	102,289	14.7%
(1) The figure above does not contemplate intercompany transactions
(2) 'Content & Technology for Medical Education' is now being reported in Continuing Education table

Key Operational Drivers – Users Positively Impacted by Afya

Users Positively Impacted by Afya represents the total number of medical students from the Undergrad segment, students from the Continuing Education and users from Medical Practice Solutions. For the third quarter of 2024, Afya’s ecosystem reached 325,760 users, in line with the same period of the prior year.

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Table 5: Key Revenue Drivers	Nine months period ended September 30
	2024	2023	% Chg
Users Positively Impacted by Afya [1]
Undergrad (Total Medical School Students - End of Period)	24,234	21,556	12.4%
Continuing Education (Total Students - End of Period)	52,751	41,773	26.3%
Medical Practice Solutions (Monthly Active Users)	248,775	259,259	-4.0%
Ecosystem Outreach	325,760	322,588	1.0%
(1) Ecosystem outreach does not contemplate intercompany figures. Note that there may be overlap in student numbers within the data.

Seasonality of Operations

Undergrad tuition revenues are related to the intake process, and monthly tuition fees charged to students and do not significantly fluctuate during each semester.

Continuing education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education, which do not have a considerable concentration in any period; (ii) Residence journey product revenues, derived from e-books transferred at a point of time, which are concentrated at in the first and last quarter of the year due to the enrollments.

Medical Practice Solutions are comprised mainly of Afya Whitebook and Afya iClinic revenues, which do not significantly fluctuate regarding seasonality.

Net Revenue

Net Revenue for the third quarter of 2024 was R$841.2 million, an increase of 16.3% over the same period in the prior year. Excluding acquisitions, Net Revenue in the third quarter increased 11.8% YoY to R$808.8 million. For the nine-month period ending September 30, 2024, Net Revenue was R$2,455.3 million, reflecting a 14.4% increase over the same period of last year. Excluding acquisitions, Net Revenue in the nine-month period increased 12.9% YoY to R$2,422.9 million.

The revenue increase was mainly due to higher tickets in Medicine courses, the maturation of medical seats, the 40-seat expansion in the Guanambi campus, the Continuing Education intake performance, and the execution of Medical Practice Solutions. Specifically, in the third quarter, we also had the impact of 80 new seats at UNIMA and the reconsideration of 10 seats at Unigranrio (Rio de Janeiro). Additionally, on July 1, 2024, Afya acquired Unidom.

Table 6: Revenue & Revenue Mix
(in thousands of R$)	Three months period ended September 30,					Nine months period ended September 30,
	2024	2024 Ex Acquisitions*	2023	% Chg	% Chg Ex Acquisitions	2024	2024 Ex Acquisitions*	2023	% Chg	% Chg Ex Acquisitions
Net Revenue Mix
Undergrad	741,729	709,307	636,849	16.5%	11.4%	2,155,895	2,123,473	1,883,089	14.5%	12.8%
Continuing Education	60,225	60,225	56,335	6.9%	6.9%	187,731	187,731	170,010	10.4%	10.4%
Medical Practice Solutions	40,436	40,436	34,450	17.4%	17.4%	117,290	117,290	102,289	14.7%	14.7%
Inter-segment transactions	- 1,205	- 1,205	- 4,155	-71.0%	-71.0%	-5,602	-5,602	-9,341	-40.0%	-40.0%
Total Reported Net Revenue	841,185	808,763	723,479	16.3%	11.8%	2,455,314	2,422,892	2,146,047	14.4%	12.9%
*For the three months period ended September 30, 2024, "2024 Ex Acquisitions" excludes: UNIDOM (July to September, 2024; Closing of UNIDOM was in July 2024).
*For the nine months period ended September 30, 2024, "2024 Ex Acquisitions" excludes: UNIDOM (July to September, 2024; Closing of UNIDOM was in July 2024).

Adjusted EBITDA

Adjusted EBITDA for the three-month period ended September 30, 2024, increased by 25.0% to R$347.9 million, up from R$278.4 million in the same period of the prior year, with the Adjusted EBITDA Margin rising by 290 basis points to 41.4. For the nine-month period ending September 30, 2024, Adjusted EBITDA was R$1,089.6 million, an increase of 24.3% over the same period of the prior year, accompanied by an Adjusted EBITDA Margin increase of 350 basis points in the same period.

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The Adjusted EBITDA Margin expansion is primarily attributable to: (a) gross margin expansion in the Undergrad Segment; (b) completion of UNIMA and FCM Jaboatão integration process in November 2023; (c) the ramp-up of the four Mais Médicos campuses that started operation in 3Q22; (d) operational restructuring efforts in Continuing Education and Medical Practice Solutions segments; and (e) More efficiency in Selling, General and Administrative expenses.

Table 7: Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	Three months period ended September 30,			Nine months period ended September 30,
	2024	2023	% Chg	2024	2023	% Chg
Net income	124,142	98,220	26.4%	494,641	303,530	63.0%
Net financial result	99,844	80,535	24.0%	242,761	267,313	-9.2%
Income taxes expense	12,432	12,146	2.4%	26,388	33,296	-20.7%
Depreciation and amortization	85,828	73,908	16.1%	249,135	212,172	17.4%
Interest received [1]	13,945	10,619	31.3%	34,979	25,760	35.8%
Income share associate	(2,526)	(615)	310.7%	(9,726)	(7,671)	26.8%
Share-based compensation	5,871	6,684	-12.2%	26,299	20,082	31.0%
Non-recurring expenses:	8,413	(3,104)	n.a.	25,151	22,284	12.9%
- Integration of new companies [2]	6,444	7,769	-17.1%	17,722	19,951	-11.2%
- M&A advisory and due diligence [3]	1,220	703	73.5%	2,803	12,377	-77.4%
- Expansion projects [4]	198	2,007	-90.1%	2,568	2,536	1.3%
- Restructuring expenses [5]	551	3,722	-85.2%	2,058	5,673	-63.7%
- Mandatory Discounts in Tuition Fees [6]	-	(493)	n.a.	-	(1,441)	n.a.
- Gain on tax amnesty [7]	-	(16,812)	n.a.	-	(16,812)	n.a.
Adjusted EBITDA	347,949	278,393	25.0%	1,089,628	876,766	24.3%
Adjusted EBITDA Margin	41.4%	38.5%	290 bps	44.4%	40.9%	350 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(7) On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding in respect to ISS (city tax on services) with the municipality of Rio de Janeiro, which result in a payment of R$14,819 to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5,438 regarding this matter. The Company had a provision of R$53,302 and an indemnification asset from the selling shareholders of R$20,000 (in light of the indemnification clauses as defined at acquisition of Unigranrio), in respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded as Other income (expenses), net on the consolidated statement of income and comprehensive income.

Adjusted Net Income

Net Income for the three-month period ended September 30, 2024 was R$124.1 million, an increase of 26.4% over the same period of the prior year. Adjusted Net Income was R$165.4 million, which resulted in an increase of 28.8% over the same period from the previous year. For the nine-month period, Afya achieved a Net Income of R$494.6 million, 63.0% higher than the same period of 2023, and an Adjusted Net Income of R$626.7 million which was 46.9% higher than the previous period. This performance was mainly due to: (a) enhancement of operational results; (b) lower effective tax rates than last year; and (c) lower interest rates.

Adjusted EPS reached R$6.81 per share for the nine-month period ended September 30, 2024, an increase of 48.7% YoY, reflecting the increase in Net Income and capital allocation discipline.

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Table 8: Adjusted Net Income
(in thousands of R$)	Three months period ended September 30,			Nine months period ended September 30,
	2024	2023	% Chg	2024	2023	% Chg
Net income	124,142	98,220	26.4%	494,641	303,530	63.0%
Amortization of customer relationships and trademark [1]	26,946	26,593	1.3%	80,592	80,779	-0.2%
Share-based compensation	5,871	6,684	-12.2%	26,299	20,082	31.0%
Non-recurring expenses:	8,413	(3,104)	n.a.	25,151	22,284	12.9%
- Integration of new companies [2]	6,444	7,769	-17.1%	17,722	19,951	-11.2%
- M&A advisory and due diligence [3]	1,220	703	73.5%	2,803	12,377	-77.4%
- Expansion projects [4]	198	2,007	-90.1%	2,568	2,536	1.3%
- Restructuring expenses [5]	551	3,722	-85.2%	2,058	5,673	-63.7%
- Mandatory Discounts in Tuition Fees [6]	-	(493)	n.a.	-	(1,441)	n.a.
- Gain on tax amnesty [7]	-	(16,812)	n.a.	-	(16,812)	n.a.
Adjusted Net Income	165,372	128,393	28.8%	626,683	426,675	46.9%
Basic earnings per share - in R$ [8]	1.33	1.04	27.9%	5.35	3.21	66.6%
Adjusted earnings per share - in R$ [9]	1.79	1.38	29.9%	6.81	4.58	48.7%
(1) Consists of amortization of customer relationships and trademark recorded under business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(7) On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding in respect to ISS (city tax on services) with the municipality of Rio de Janeiro, which result in a payment of R$14,819 to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5,438 regarding this matter. The Company had a provision of R$53,302 and an indemnification asset from the selling shareholders of R$20,000 (in light of the indemnification clauses as defined at acquisition of Unigranrio), in respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded as Other income (expenses), net on the consolidated statement of income and comprehensive income.
(8) Basic earnings per share: Net Income/Weighted average number of outstanding shares.
(9) Adjusted earnings per share: Adjusted Net Income attributable to equity holders of the Parent/Weighted average number of outstanding shares.

Cash and Debt Position

As of September 30, 2024, Afya's Cash and Cash Equivalents stood at R$836.9 million, marking a 51.3% increase compared to December 31, 2023. Net Debt, excluding IFRS 16 impacts, reached R$1,894.4 million—an increase of R$106.6 million over the same period of the previous year. Despite the R$660.0 million acquisition of Unidom and the R$157.2 million earn-out payment regarding the additional seats in Guanambi and UNIMA, Afya’s Net Debt (excluding IFRS 16) increased by only 4.4%, thanks to strong Cash Flow from operating activities.

For the nine-month period ended September 30, 2024, Afya reported Cash Flow from Operating Activities of R$1,167.5 million, up from R$933.8 million in the same period of the previous year, an increase of 25.0% YoY, boosted by solid operational results. Operating Cash Conversion Ratio achieved 109.7%.

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Table 9: Operating Cash Conversion Ratio Reconciliation	Nine months period ended September 30,
(in thousands of R$)	Considering the adoption of IFRS 16
	2024	2023	% Chg
(a) Net cash flows from operating activities	1,148,175	896,202	28.1%
(b) Income taxes paid	19,290	37,599	-48.7%
(c) = (a) + (b) Cash flow from operating activities	1,167,465	933,801	25.0%

(d) Adjusted EBITDA	1,089,628	876,766	24.3%
(e) Non-recurring expenses:	25,151	22,284	12.9%
- Integration of new companies [1]	17,722	19,951	-11.2%
- M&A advisory and due diligence [2]	2,803	12,377	-77.4%
- Expansion projects [3]	2,568	2,536	1.3%
- Restructuring Expenses [4]	2,058	5,673	-63.7%
- Mandatory Discounts in Tuition Fees [5]	0	-1,441	n.a.
- Gain on tax amnesty [6]	-	-16,812	n.a.
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	1,064,477	854,482	24.6%
(g) = (c) / (f) Operating cash conversion ratio	109.7%	109.3%	40 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.
(5) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(6) On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding in respect to ISS (city tax on services) with the municipality of Rio de Janeiro, which result in a payment of R$14,819 to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5,438 regarding this matter. The Company had a provision of R$53,302 and an indemnification asset from the selling shareholders of R$20,000 (in light of the indemnification clauses as defined at acquisition of Unigranrio), in respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded as Other income (expenses), net on the consolidated statement of income and comprehensive income.

The following table shows more information regarding the cost of debt for 9M24, considering loans and financing and accounts payable to selling shareholders. Afya’s capital structure remains solid, with a conservative leveraging position and a low cost of debt. Considering the updated mid guidance, Afya’s Net Debt (excluding the effect of IFRS16) divided by the Adjusted EBITDA is 1.33x.

Table 10: Gross Debt and Average Cost of Debt
(in millions of R$)	For the closing of the nine months period ended in September 30,
					Cost of Debt
	Gross Debt		Duration (Years)		Per year		%CDI²
	2024	2023	2024	2023	2024	2023	2024	2023
Loans and financing: Softbank	828	826	1.6	2.6	6.5%	6.5%	51%	50%
Loans and financing: Debentures	511	512	2.8	3.9	12.1%	15.5%	112%	114%
Loans and financing: Others	309	570	1.0	1.4	12.8%	15.4%	119%	114%
Loans and financing: IFC	497	-	4.1	-	11.8%	-	110%	-
Accounts payable to selling shareholders	586	702	3.3	0.9	10.7%	12.8%	100%	96%
Total¹| Average	2,731	2,610	2.6	2.2	9.4%	11.8%	88%	88%
(1) Total ammount refers only to the "Gross Debt" columns
(2) Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference: 9M24: ~10.65% p.y. and for 9M23: ~12.65% p.y.

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Table 11: Cash and Debt Position
(in thousands of R$)
	3Q24	FY2023	% Chg	3Q23	% Chg
(+) Cash and Cash Equivalents	836,876	553,030	51.3%	822,008	1.8%
Cash and Bank Deposits	5,594	11,746	-52.4%	11,107	-49.6%
Cash Equivalents	831,282	541,284	53.6%	810,901	2.5%
(-) Loans and Financing	2,145,270	1,800,775	19.1%	1,908,299	12.4%
Current	30,051	179,252	-83.2%	186,903	-83.9%
Non-Current	2,115,219	1,621,523	30.4%	1,721,396	22.9%
(-) Accounts Payable to Selling Shareholders	586,042	566,867	3.4%	651,068	-10.0%
Current	247,192	353,998	-30.2%	382,500	-35.4%
Non-Current	338,850	212,869	59.2%	268,568	26.2%
(-) Other Short and Long Term Obligations			n.a.	50,469	-100.0%
(=) Net Debt (Cash) excluding IFRS 16	1,894,436	1,814,612	4.4%	1,787,828	6.0%
(-) Lease Liabilities	974,780	874,569	11.5%	869,729	12.1%
Current	45,133	36,898	22.3%	36,705	23.0%
Non-Current	929,647	837,671	11.0%	833,024	11.6%
Net Debt (Cash) with IFRS 16	2,869,216	2,689,181	6.7%	2,657,557	8.0%

CAPEX

Capital expenditures consist of the purchase of property and equipment and intangible assets, including expenditures mainly related to the expansion and maintenance of Afya’s campuses and headquarters, leasehold improvements, and the development of new solutions in the Medical Practice Solutions segment.

For the nine-month period ending September 30, 2024, CAPEX was R$316.8 million. Excluding the one-off effect in the first quarter of R$49.6 million regarding the earn-out of Guanambi, due to the expansion of 40 seats as disclosed to the market in January 2024, and the earn-out of UNIMA in the amount of R$107.6 million, due to the expansion of 80 seats as disclosed to the market in July 2024 the CAPEX/Net Revenue ratio would be 6.5%.

Table 12: CAPEX
(in thousands of R$)	For the nine months period ended September 30,
	2024	2023	% Chg
CAPEX	316,766	155,127	104.2%
Property and equipment	93,367	88,014	6.1%
Intanglibe assets	223,399	67,113	232.9%
- Licenses	157,227	0	n.a.
- Others	66,172	67,113	-1.4%

ESG Metrics

ESG commitment is an important part of Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars and, since 2021, ESG metrics have been disclosed in the Company’s quarterly financial results in three key metrics, Governance and Employee Management, Environmental and Social.

The 2023 Sustainability Report can be found at: https://ir.afya.com.br/annual-report/

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Table 13: ESG Metrics 1, 2 & 3			3Q24	3Q23	2023
#	GRI	Governance and Employee Management
1	405-1	Number of employees	10,155	9,868	9,680
2	405-1	Percentage of female employees	59%	58%	58%
3	405-1	Percentage of female employees in the board of directors	30%	36%	36%
4	102-24	Percentage of independent member in the board of directors	40%	36%	36%
		Environmental
5		Total renewable energy generated by own photovoltaic plants (MWh)	1,471,476	1,151,649	4,510,637
6	302-1	Total energy consumed (MWh)	5,644,403	6,078,952	24,036,608
7	302-1	% of renewable energy consumed from own generation	22.5%	16.4%	16.0%
8	302-1	% of energy consumed from the power grid	37.6%	56.7%	60.3%
9	302-1	% of energy consumed from the free market	39.9%	26.9%	23.7%
		Social
10	413-1	Number of free clinical consultations offered by Afya	221,230	146,294	586,611
11		Number of physicians graduated in Afya's campuses	21,266	18,965	20,197
12	201-4	Number of students with financing and scholarship programs (FIES and PROUNI)	11,636	10,628	10,584
13		% students with scholarships over total undergraduate students	14.9%	15.8%	16.0%
14	413-1	Hospital, clinics and city halls partnerships	567	664	649
(1) Some factors can influence in the adequate proportionality analysis of data over the years, such as: climate changes, COVID-19 pandemic effects, seasonalities, number of employees, number of students, number of active units, among others.
(2) Starting in 2Q22, previously disclosed social data were updated to consider: (a) the number of graduated physicians considering all units after its closing, and (b) partnerships related only to medical schools.
(3) The number of students with financing and scholarship programs (FIES and PROUNI) in 2023 excludes students from the Unima and FCM Jaboatão acquisition, and for 3Q24, also excludes those from the UNIDOM acquisition.

4.               Conference Call and Webcast Information

When: November 13, 2024 at 5:00 p.m. EST.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, IR Director

Webcast: https://afya.zoom.us/j/94887462478

OR

Dial-in:

Brazil: +55 11 4680 6788 or +55 11 4700 9668 or +55 21 3958 7888 or +55 11 4632 2236 or +55 11 4632 2237

United States: +1 301 715 8592 or +1 305 224 1968 or +1 309 205 3325 or +1 312 626 6799 or +1 346 248 7799 or +1 360 209 5623 or +1 386 347 5053 or +1 507 473 4847 or +1 564 217 2000 or +1 646 931 3860 or +1 669 444 9171 or +1 669 900 6833 or +1 689 278 1000 or +1 719 359 4580 or +1 929 205 6099 or +1 253 205 0468 or +1 253 215 8782

Webinar ID: 948 8746 2478

Other Numbers: https://afya.zoom.us/u/aAPTjXWSq

5.               About Afya Limited (Nasdaq: AFYA; B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career. For more information, please visit www.afya.com.br.

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6.               Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, and include risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of students and professors; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions; and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and the Brazilian economy.

The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results are included in the filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

7.               Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya presents Adjusted EBITDA, Operating Cash Conversion Ratio, Adjusted Net Income and Adjusted EPS, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result, plus income taxes expense, plus depreciation and amortization, plus interest received on late payments of monthly tuition fees, plus share-based compensation, plus/minus income share associate, plus/minus non-recurring expenses/income. Operating Cash Conversion Ratio is calculated as the Cash flow from Operating Activities plus income taxes paid, minus/plus non-recurring expenses/income divided by Adjusted EBITDA. The calculation of Adjusted Net Income is the Net Income plus amortization of customer relationships and trademark, plus share-based compensation, plus/minus non-recurring expenses/income. The calculation of Adjusted EPS is the Adjusted Net Income minus the non-controlling interests divided by the Weighted average number of outstanding shares.

The non-GAAP supplemental financial measures are provided with the intend to help investors in assessing the overall performance of Afya’s business regarding its core operations, cash generation and profitability. The non-GAAP financial measures described in this prospectus are not substitutes for the IFRS measures. In addition, the calculations of Adjusted EBITDA, Operating Cash Conversion Ratio, Adjusted Net Income and Adjusted EPS are not standardized financial measures and may differ from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

8.               Investor Relations Contact

E-mail: ir@afya.com.br

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9.               Financial Tables

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and nine-month periods ended September 30, 2024 and 2023
(In thousands of Brazilian reais, except earnings per share information)

	Three-month period ended		Nine-month period ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	841,185	723,479	2,455,314	2,146,047
Cost of services	(324,083)	(288,234)	(908,429)	(820,136)
Gross profit	517,102	435,245	1,546,885	1,325,911

Selling, general and administrative expenses	(280,027)	(257,002)	(784,953)	(739,808)
Other income (expenses), net	(3,183)	12,043	(7,868)	10,365

Operating income	233,892	190,286	754,064	596,468

Finance income	30,396	34,771	79,659	86,259
Finance expenses	(130,240)	(115,306)	(322,420)	(353,572)
Net finance result	(99,844)	(80,535)	(242,761)	(267,313)

Share of income of associate	2,526	615	9,726	7,671

Income before income taxes	136,574	110,366	521,029	336,826

Income taxes expenses	(12,432)	(12,146)	(26,388)	(33,296)

Net income	124,142	98,220	494,641	303,530

Other comprehensive income	-	-	-	-
Total comprehensive income	124,142	98,220	494,641	303,530

Income attributable to:
Equity holders of the parent	119,979	93,347	481,583	288,263
Non-controlling interests	4,163	4,873	13,058	15,267
	124,142	98,220	494,641	303,530

Basic earnings per common share	1.33	1.04	5.35	3.21
Diluted earnings per common share	1.31	1.03	5.28	3.18

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Unaudited interim condensed consolidated statements of financial position

As of September 30, 2024 and December 31, 2023

(In thousands of Brazilian reais)

	September 30, 2024	December 31, 2023
	(unaudited)
Assets
Current assets
Cash and cash equivalents	836,876	553,030
Trade receivables	552,381	546,438
Inventories	235	1,382
Recoverable taxes	41,424	43,751
Other assets	45,304	58,905
Total current assets	1,476,220	1,203,506

Non-current assets
Trade receivables	36,940	39,485
Other assets	117,789	117,346
Investment in associate	55,365	51,834
Property and equipment	639,187	608,685
Right-of-use assets	846,333	767,609
Intangible assets	5,541,793	4,796,016
Total non-current assets	7,237,407	6,380,975

Total assets	8,713,627	7,584,481

Liabilities
Current liabilities
Trade payables	129,920	108,222
Loans and financing	30,051	179,252
Lease liabilities	45,133	36,898
Accounts payable to selling shareholders	247,192	353,998
Advances from customers	154,759	153,485
Labor and social obligations	269,381	192,294
Taxes payable	32,470	27,765
Income taxes payable	12,066	3,880
Other liabilities	4,213	2,773
Total current liabilities	925,185	1,058,567

Non-current liabilities
Loans and financing	2,115,219	1,621,523
Lease liabilities	929,647	837,671
Accounts payable to selling shareholders	338,850	212,869
Taxes payable	86,016	88,198
Provision for legal proceedings	115,042	104,361
Other liabilities	52,025	18,280
Total non-current liabilities	3,636,799	2,882,902
Total liabilities	4,561,984	3,941,469

Equity
Share capital	17	17
Additional paid-in capital	2,344,053	2,365,200
Treasury shares	(276,944)	(299,150)
Share-based compensation reserve	181,372	155,073
Retained earnings	1,861,948	1,380,365
Equity attributable to equity holders of the parent	4,110,446	3,601,505
Non-controlling interests	41,197	41,507
Total equity	4,151,643	3,643,012

Total liabilities and equity	8,713,627	7,584,481

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Unaudited interim condensed consolidated statements of cash flows

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of Brazilian reais)

	September 30, 2024	September 30, 2023
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	521,029	336,826
Adjustments to reconcile income before income taxes
Depreciation and amortization	249,135	212,172
Write-off of property and equipment	2,108	1,209
Write-off of intangible assets	243	288
Allowance for expected credit losses	41,589	57,160
Share-based compensation	26,299	20,082
Net foreign exchange differences	7,462	448
Accrued interest	166,343	224,349
Accrued interest on lease liabilities	82,803	74,867
Share of income of associate	(9,726)	(7,671)
Provision (reversal) for legal proceedings	4,619	(27,119)

Changes in assets and liabilities
Trade receivables	(35,619)	(52,169)
Inventories	1,147	7,828
Recoverable taxes	2,409	(34,921)
Other assets	20,107	35,960
Trade payables	19,966	1,920
Taxes payable	(6,625)	25,321
Advances from customers	40	(27,883)
Labor and social obligations	69,719	94,465
Other liabilities	4,417	(9,331)
	1,167,465	933,801
Income taxes paid	(19,290)	(37,599)
Net cash flows from operating activities	1,148,175	896,202

Investing activities
Acquisition of property and equipment	(93,367)	(88,014)
Acquisition of intangibles assets	(223,399)	(67,113)
Dividends received	6,195	8,294
Acquisition of subsidiaries, net of cash acquired	(579,074)	(726,530)
Payments of interest from acquisition of subsidiaries and intangibles	(55,898)	(36,674)
Net cash flows used in investing activities	(945,543)	(910,037)

Financing activities
Payments of principal of loans and financing	(126,666)	(12,216)
Payments of interest of loans and financing	(156,897)	(124,468)
Proceeds from loans and financing	492,351	5,288
Payments of principal of lease liabilities	(30,218)	(22,657)
Payments of interest of lease liabilities	(82,567)	(78,001)
Treasury shares	-	(12,369)
Proceeds from exercise of stock options	6,041	3,546
Dividends paid to non-controlling shareholders	(13,368)	(15,914)
Net cash flows generated (used) in financing activities	88,676	(256,791)
Net foreign exchange differences	(7,462)	(448)
Net increase (decrease) in cash and cash equivalents	283,846	(271,074)
Cash and cash equivalents at the beginning of the period	553,030	1,093,082
Cash and cash equivalents at the end of the period	836,876	822,008

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